                                                            --------------------
                                 UNITED STATES              |   OMB APPROVAL   |
                      SECURITIES AND EXCHANGE COMMISSION    --------------------
                            Washington, D.C. 20549          |   OMB Number:    |
                                                            |    3235-0058     |
                                  FORM 12b-25               | Expires:         |
                                                            |    May 31, 1997  |
                          NOTIFICATION OF LATE FILING       | Estimated        |
                                                            | average burden   |
                                                            | hours per        |
(Check One):  [_] Form 10-K  [_] Form 20-F  [_] Form 11-K   | response....2.50 |
                     [X] Form 10-Q  [_] Form N-SAR          --------------------
                                                            --------------------
     For Period Ended:       March 31, 1996                 | SEC FILE NUMBER  |
                      ------------------------------------  | 1-10432          |
     [_]  Transition Report on Form 10-K                    --------------------
     [_]  Transition Report on Form 20-F                    --------------------
     [_]  Transition Report on Form 11-K                    |   CUSIP NUMBER   |
     [_]  Transition Report on Form 10-Q                    |    770491 10 8   |
     [_]  Transition Report on Form N-SAR                   --------------------

     For the Transition Period Ended:
                                     -------------------------------------------

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 Read Instruction (on back page) Before Preparing Form. Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I--REGISTRANT INFORMATION
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Full Name of Registrant

        Roberts Pharmaceutical Corporation
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Former Name if Applicable

        Not Applicable
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Address of Principal Executive Office (Street and Number)

        Meridian Center II, 4 Industrial Way West
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City, State and Zip Code

        Eatontown, New Jersey 07724
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PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       (a)  The reasons described in reasonable detail in Part III of this form
    |       could not be eliminated without unreasonable effort or expense;
    |  (b)  The subject annual report, semi-annual report, transition report
    |       on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will
[X] |       be filed on or before the fifteenth calendar day following the
    |       prescribed due date; or the subject quarterly report or transition
    |       report on Form 10-Q, or portion thereof will be filed on or before
    |       the fifth calendar day following the prescribed due date; and
    |  (c)  The accountant's statement or other exhibit required by
            Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Please see Exhibit A attached hereto.

                                                 (ATTACH EXTRA SHEETS IF NEEDED)

                                                                 SEC 1344 (6/94)

PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

              Peter M. Rogalin                (908)             389-1182
     ------------------------------------  ----------- -------------------------
                  (Name)                   (Area Code)     (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or
     Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the
     registrant was required to file such reports) been filed?
     If the answer is no, identify report(s).                    [X] Yes  [_] No


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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last
     fiscal year will be reflected by the earnings statements to
     be included in the subject report or portion thereof?       [X] Yes  [_] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Please see Exhibit A attached hereto.
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                          Roberts Pharmaceutical Corporation
          ----------------------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date  May 16, 1996                       By  /s/ Peter M. Rogalin
    ----------------------------------     -------------------------------------
                                            Peter M. Rogalin, Vice President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

- --------------------------------- ATTENTION ------------------------------------
|               INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT                 |
|        CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).          |
- --------------------------------------------------------------------------------

                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240,12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

                                 EXHIBIT INDEX
                                 -------------

EXHIBIT                       DESCRIPTION
- -------                       -----------
   A                      Part III - Narrative
                          Part IV - Other Information

                                   EXHIBIT A

PART III - NARRATIVE.
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Roberts Pharmaceutical Corporation (the "Company") has filed this Form 12b-25 inasmuch as the Company has experienced recent personnel changes in its accounting and finance department which have prevented it from filing, within the prescribed time period, its Quarterly Report on Form 10-Q ("10-Q") for the three months ended March 31, 1996.

PART IV - OTHER INFORMATION (3).
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For the three months ended March 31, 1995, the Company reported a net loss of approximately $1.2 million or $0.06 per share on sales and other revenue of approximately $20.3 million and operating costs and expenses of approximately $22.1 million. In the second half of 1995 and in the early part of 1996, the Company announced its intention to discontinue and divest certain nonperforming, non-core business operations and charged current operations during 1995 with an estimated loss of $22.5 million with respect to the discontinuation of such operations. Accordingly, for the three months ended March 31, 1995, the Company had a loss from continuing operations of approximately $509,000 or $0.03 per share on sales of approximately $16,163,000 and operating costs and expenses of approximately $16,752,000, and the Company had a loss from discontinued operations of approximately $685,000 or $0.03 per share. For the three months ended March 31, 1996, the Company expects to report a loss from continuing operations which is greater than the Company's loss from continuing operations for the same period in 1995. For the three months ended March 31, 1996, the Company expects to report a Loss from discontinued operations.